BluePhoenix Solutions to Give Keynote Speech
at Butler Group's Enterprise IT Modernization Management Briefing

The May 5th 2004 Event in London, Free to All IT and Business Managers, Will Focus
on How to Create a More Agile and Efficient IT Environment While Still Cutting Costs

London, UK and Herzlia, Israel - March 2, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced it will be giving a keynote speech at Butler Group's Enterprise IT Modernization management briefing. Butler Group, Europe's leading independent IT Research and Analysis company, will be hosting the event, which is free for all IT and Business managers, on May 5th 2004 at the Millennium Gloucester Hotel in London. For more information or to register for the event, please visit their Web site at http://www.butlergroup.com/events/EIT_Briefing.asp.

The Management Briefing will provide attendees with the opportunity to gain a better understanding of what is involved with Enterprise IT Modernization and its wide range of benefits. The case study presentations from several leading multi-national organizations, including Merrill Lynch, Fortis, and Banco Espirito Santo, will provide demonstrable proof of how Enterprise IT Modernization is an essential element of organizational growth, enabling companies to immediately address a variety of pressing business needs, as well as streamline their strategic decision-making processes. The presentations will also consider the future benefits that can be obtained from an extended toolset that will allow organizations to move towards a Service Oriented Architecture and more modern infrastructure.

"We think BluePhoenix is the ideal company to keynote this event. Their comprehensive modernization solution portfolio can address almost every corporate need in this market," said Michael Thompson, Principal Research Analyst at Butler Group. "Their IT Discovery solution, for example, will have a large impact in the market in Butler Group's opinion. It becomes almost inconceivable to think of any Global 5000 organization that would not benefit from this powerful product."

"We are honored to be joining Butler Group's event as a keynote speaker. This is an ideal opportunity for senior IT and business professionals to gain a better understanding of the comprehensive modernization solutions available in the marketplace today," added Arik Kilman, CEO of BluePhoenix Solutions. "Modernization initiatives with the right technology and services skills behind them, allow companies to move forward, addressing current business requirements while creating a more responsive organization that is better able to proactively manage change."

About Butler Group

Butler Group is the premier European provider of Information Technology research, analysis, and advice. Founded in 1990 by Martin Butler, the Company is respected throughout the business world for the impartiality and incisiveness of its research and opinion. Butler Group provides a comprehensive portfolio of Research, Events, and Subscription Services, catering for the specialized needs of all levels of executive, from IT professionals to senior managers and board directors.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact

Tamar Belkin

Director of Marketing

BluePhoenix Solutions

(919) 319-2270

tbelkin@bphx.com